Exhibit 99.(a)(1)(D)

Quantum Fuel Systems Technologies Worldwide, Inc.

INSTRUCTIONS TO NOTICE OF WITHDRAWAL

OF OPTIONS PREVIOUSLY TENDERED FOR EXCHANGE

PURSUANT TO THE OFFER TO EXCHANGE DATED OCTOBER 17, 2008

If you previously elected to exchange Eligible Options for Replacement Options by submitting an Election Form and you would now like to withdraw your election to exchange one or more of your Eligible Options, you must complete, sign and return the entire Notice of Withdrawal (both pages) via electronic delivery, facsimile, regular mail or overnight courier using the contact information below. If sending via electronic delivery or facsimile, you do not need to mail the original.

Via Electronic Delivery:

Scan the 2-page Notice of Withdrawal and e-mail it to srodriguez@qtww.com.

Via Facsimile:

Fax the 2-page Notice of Withdrawal to Stacey M. Rodriguez, Fax: (248) 619-9280.

Via Regular Mail or Overnight Courier:

Mail the 2-page Notice of Withdrawal to:

Quantum Fuel Systems Technologies Worldwide, Inc.

Attn: Stacey M. Rodriguez

100 West Big Beaver Road, Suite 200

Troy, Michigan 48084.

We must receive your Notice of Withdrawal before 5:00 p.m., Pacific Time, on November 14, 2008, unless the Offer is extended, in which case the Notice of Withdrawal must be received before the extended expiration of the Offer.

It is your responsibility to ensure that we have received your election. We intend to electronically confirm our receipt of your Notice of Withdrawal within three (3) business days of receipt. If you do not receive confirmation, you may confirm that your documents have been received by sending an e-mail to srodriguez@qtww.com.

If you have questions regarding the withdrawal of your election, please call Kenneth R. Lombardo at (248) 619-9277 or send an e-mail to klombardo@qtww.com.

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